Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business/Financial Editors: Scotiabank increases dividend on common shares

TORONTO, Dec. 2 /CNW/ - Scotiabank today increased the dividend on its common shares by six cents to 50 cents per common share for the quarter ending January 31, 2004, payable on January 28, 2004, to shareholders of record at the close of business on January 6, 2004.

The Bank also declared the following dividends on Non-Cumulative Preferred Shares for the quarter ending January 31, 2004, payable on January 28, 2004, to shareholders of record at the close of business on January 6, 2004:

- Series 11, Dividend No. 25 of $0.375 per share;

- Series 12, Dividend No. 22 of $0.328125 per share.

Holders may elect to receive their dividends in common shares of the Bank in lieu of cash dividends, in accordance with the Bank’s Shareholder Dividend and Share Purchase Plan.

-0- 12/02/2003
/For further information: Sabi Marwah, Senior Executive Vice-President & Chief Financial Officer, (416) 866-6808; Jennifer Sclisizzi, Scotiabank Public Affairs, (416) 866-3625/
(BNS. BNS)